Articles of Incorporation
Of
Laclede Gas Company

ARTICLE III-A

The aggregate number of shares which this corporation shall have authority to issue is 51,480,000 shares, divided into two (2) classes, a class of common stock and a class of preferred stock, and the number of shares in each class is:

1.	50,000,000 shares of common stock of the par value $1.00 per share; and

2.	1,480,000 shares of preferred stock of the par value $25.00 per share.

1.           The board of directors, by adoption of an authorizing resolution, may cause preferred stock to be issued from time to time in one or more series.

2.           The board of directors, by adoption of an authorizing resolution, may with regard to the shares of a series of preferred stock:

a.	Fix the distinctive serial designation of the shares;

b.
Fix the dividend rate or rates, if any, which may be subject to adjustment in accordance with a method set forth in the authorizing resolution adopted by the board of directors, and the date or dates upon which such dividends shall be payable;

c.	Fix the date or dates from which the dividends shall be cumulative, if any;

d.	Fix the redemption price and terms of redemption, if any;

e.	Fix the amount payable per share in the event of dissolution or liquidation of the corporation, if any;

f.	Fix the terms and amount of any sinking fund to be used for the purchase or redemption of shares, if any;

g.	Fix the terms and conditions under which shares may be converted into the securities of this corporation or another corporation, if any;

h.	Fix the voting rights of such shares, if any, that are not required by law; and

i.	Fix such other preferences, qualifications, limitations, restrictions and special or relative rights not required by law.